Exhibit D

JOINT FIDELITY BOND AGREEMENT

This JOINT FIDELITY BOND AGREEMENT is effective for the period of April 5, 2017 through April 5, 2018 by and among Apollo Senior Floating Rate Fund Inc. (“AFT”), a Maryland corporation, Apollo Tactical Income Fund Inc. (“AIF” and together with AFT, the “Funds”), a Maryland corporation, and Apollo Credit Management, LLC (the “Adviser”), a Delaware limited liability company.

W I T N E S S E T H:

WHEREAS, the Funds and the Adviser are joint named insureds (each, an “Insured” and collectively, the “Insureds”) under a fidelity bond from time to time in effect (the “Bond”);

WHEREAS, the Funds are required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, Rule 17g-1 under the 1940 Act requires that the Insureds enter into an agreement with each other, containing certain provisions regarding the respective amounts to be received by them in the event recovery is received under the Bond as a result of a loss sustained by them; and

WHEREAS, this Agreement has been approved by the directors of each Fund, including a majority of the directors who are not “interested persons” of each Fund (as defined in the 1940 Act).

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Each Insured agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated pro rata in accordance with the allocation approved by each Fund’s Board of Directors and agreed to by the Adviser. In no event will a Fund’s allocated portion of the total premium paid for the Bond exceed the premium such Fund would have had to pay if it had provided and maintained a single insured bond.

2. In the event recovery is received under the Bond as a result of a loss sustained by each Insured, each Insured shall receive an equitable and proportionate share of the recovery, but each Insured shall receive an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

3. Each party shall, within five days after making any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party shall, within five days after the receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party.

4. This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without the written consent of the other party.

5. This Agreement may be amended by the parties hereto only if such amendment is approved by the Board of Directors of each Fund and such amendment is set forth in a written instrument executed by each of the parties hereto.

6. This Agreement shall be construed in accordance with the laws of the State of New York.

This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed by the parties and is effective as of the date of the commencement of coverage under the Bond.

APOLLO SENIOR FLOATING RATE FUND INC.

By:
Name:	Joseph D. Glatt
Title:	Secretary and Chief Legal Officer

APOLLO TACTICAL INCOME FUND INC.

By:
Name:	Joseph D. Glatt
Title:	Secretary and Chief Legal Officer

APOLLO CREDIT MANAGEMENT, LLC

By:
Name:	Joseph D. Glatt
Title:	Vice President and Secretary